

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 19, 2016

<u>Via E-mail</u>
Mr. Shane Kovacs
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, New Jersey 07080

  Re: PTC Therapeutics, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed March 2, 2015
    File No. 001-35969

Dear Mr. Kovacs:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Sharon M. Blume

       Sharon M. Blume
       Accounting Branch Chief
       Office of Healthcare and Insurance